UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission file number: 001-39360

SKILLFUL CRAFTSMAN EDUCATION

TECHNOLOGY LIMITED

Floor 4, Building 1, No. 311, Yanxin Road

Huishan District, Wuxi

Jiangsu Province, PRC 214000

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F  ☐

EXPLANATORY NOTE

Exhibit 99.2 to this report on Form 6-K is hereby incorporated by reference in the registration statements of Skillful Craftsman Education Technology Limited on Form F-3 (No. 333-259498) to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release
99.2	Convertible Note Purchase Agreement, dated March 2, 2023, between Skillful Craftsman Education Technology Ltd. and FUN AND COOL LIMITED

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED (Registrant)

By:	/s/ Xiaofeng Gao
Name:	Xiaofeng Gao
Title:	Chairman of the Board of Directors and Co-Chief Executive Officer

Date: March 3, 2023